SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 9, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series III, V, VI and VII Convertible Preferred Stock and Series H, L, M and Y 10% Cumulative Convertible Preferred Stock.

Security Code # CM-040

December 9, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on December 9, 2004, the following cash dividends were declared:

1.         $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

2.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

3.         $.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

4.         JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

5.         P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

6.         P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

7.         P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

8.         P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

Thank you.

Very truly yours, MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,200,506 As of November 30, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

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To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  9 December 2004

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

11.              Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on December 9, 2004 declared the following cash dividends:

1.          $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

2.          P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

3.          $.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

4.          JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, for the quarter ending January 15, 2005, payable on January 15, 2005 to the holders of record on December 23, 2004.

5.          P1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

6.          P1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

7.          P1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

8.          P1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2004, payable on January 31, 2005 to the holders of record on December 29, 2004.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

December 9, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: December 9, 2004